UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

NEXEO SOLUTIONS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title and Class of Securities)

65342H102

(CUSIP Number)

J. Richard Atwood

First Pacific Advisors, LP

11601 Wilshire Blvd.

Suite 1200

Los Angeles, CA 90025

(310) 473-0225

with a copy to:

Douglas A. Rappaport, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2019

(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: First Pacific Advisors, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): IA, PN

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: FPA Crescent Fund, a series of FPA Funds Trust
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): IV

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: FPA Global Opportunity Fund, a series of FPA Hawkeye Fund, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): OO

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: FPA Select Drawdown Fund, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: FPA Select Fund, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: FPA Value Partners Fund, a series of FPA Hawkeye Fund, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): OO

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: FPA Select Maple Fund, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: FPA Select Fund II, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: J. Richard Atwood
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): IN, HC

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: Steven T. Romick
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): IN, HC

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: Brian A. Selmo
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): IN, HC

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: Mark Landecker
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): IN, HC

Amendment No. 4 to Schedule 13D

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by First Pacific Advisors, LLC, FPA Crescent Fund, a series of FPA Funds Trust, FPA Global Opportunity Fund, a series of FPA Hawkeye Fund, LLC, FPA Select Drawdown Fund, L.P., FPA Select Fund, a series of FPA Hawkeye Fund, LLC, FPA Value Partners Fund, a series of FPA Hawkeye Fund, LLC, J. Richard Atwood, Steven T. Romick, Brian A. Selmo, and Mark Landecker on June 20, 2016, as amended by Amendment No. 1 filed on August 24, 2017, Amendment No. 2 filed on September 20, 2017, and Amendment No. 3 filed on September 19, 2018. This Amendment No. 4 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On February 28, 2019, Univar Inc. (“Univar”) completed its previously announced acquisition of Nexeo Solutions, Inc. (the “Issuer”), pursuant to the Agreement and Plan of Merger, dated September 17, 2018 (the “Merger Agreement”), among the Issuer, Univar, Pilates Merger Sub I Corp. (“Merger Sub I”), and Pilates Merger Sub II LLC (“Merger Sub II”). Pursuant to the terms of the Merger Agreement (i) Merger Sub I merged with and into the Issuer (the “Initial Merger”), with the Issuer surviving the Initial Merger as a wholly owned subsidiary of Univar, and (ii) immediately following the Initial Merger, the Issuer merged with and into Merger Sub II, with Merger Sub II surviving as the surviving company and wholly owned subsidiary of Univar in the Subsequent Merger.

In connection with the Initial Merger, each full share of Common Stock issued and outstanding immediately prior to the effective time of the Initial Merger (such time, the “Initial Effective Time”) (other than (i) Common Stock owned by Univar, the Issuer or any direct or indirect wholly owned subsidiary of the Issuer or Univar (including Merger Sub I and Merger Sub II) and (ii) Common Stock owned by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to the Delaware General Corporations Law, as amended) was converted into the right to receive (A) $3.02, and (B) 0.305 of a share of common stock of Univar (collectively, the “Merger Consideration”). The Reporting Persons disposed of all shares of Common Stock beneficially owned by them in connection with the Initial Merger and received the right to receive the Merger Consideration. The shares of Common Stock that were disposed of by FPA Crescent Fund and the Managed Accounts in connection with the Initial Merger included shares of Common Stock received by FPA Crescent Fund and the Managed Accounts in a pro rata distribution for no consideration by WLRS Fund I LLC.

Following the Initial Effective Time, each outstanding and unexercised warrant to purchase Common Stock (“Issuer Warrant”) became exercisable for 0.1525 shares of common stock of Univar and $1.51 in cash, which represents the Merger Consideration that would have been payable in respect of the one-half (1/2) share of Common Stock that the holder of each Issuer Warrant would have been entitled to receive had such holder exercised such Issuer Warrant immediately prior to the Initial Effective Time, upon the terms and conditions specified in Issuer Warrants and the Warrant Agreement governing such Issuer Warrants. The Issuer Warrants held by FPA Value Partners were converted as described in the previous sentence following the Initial Effective Time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

(c) The disclosure in Item 4 is incorporated herein by reference. Except as disclosed in Item 4 herein, there have been no transactions in securities of the Issuer during the 60 days prior to the date hereof by any of the Reporting Persons.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein. The limited partners of (or investors in) each of the FPA Clients for which FPA acts as general partner, managing member and/or investment adviser had the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock that were held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e) On February 28, 2019, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Issuer’s Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 5, 2019

First Pacific Advisors, LP

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Director of General Partner

FPA Crescent Fund, a series of FPA Funds Trust

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	President

FPA Global Opportunity Fund, a series of FPA Hawkeye Fund, LLC

By:	First Pacific Advisors, LP, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Director of General Partner

FPA Select Drawdown Fund, L.P.

By:	First Pacific Advisors, LP, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Director of General Partner

FPA Select Fund, L.P.

By:	First Pacific Advisors, LP, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Director of General Partner

FPA Value Partners Fund, a series of FPA Hawkeye Fund, LLC

By:	First Pacific Advisors, LP, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Director of General Partner

FPA Select Maple Fund, L.P.

By:	First Pacific Advisors, LP, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Director of General Partner

FPA Select Fund II, L.P.

By:	First Pacific Advisors, LP, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Director of General Partner

J. Richard Atwood

By:	/s/ J. Richard Atwood

Steven T. Romick

By:	/s/ Steven T. Romick

Brian A. Selmo

By:	/s/ Brian A. Selmo

Mark Landecker

By:	/s/ Mark Landecker